SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 5)

RAMTRON INTERNATIONAL CORPORATION

(Name of Subject Company (Issuer))

RAIN ACQUISITION CORP.

a wholly owned subsidiary of

CYPRESS SEMICONDUCTOR CORPORATION

(Names of Filing Persons (Offeror))

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

751907304

(CUSIP Number of Class of Securities)

T.J. Rodgers

President and Chief Executive Officer

Cypress Semiconductor Corporation

198 Champion Court

San Jose, CA 95134-1599

(408) 943-2600

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

With copies to:

Larry W. Sonsini, Esq. Bradley L. Finkelstein, Esq. Wilson Sonsini Goodrich & Rosati Professional Corporation 650 Page Mill Road Palo Alto, CA 94304 Telephone: (650) 493-9300	Selim Day, Esq. Wilson Sonsini Goodrich & Rosati Professional Corporation 1301 Avenue of the Americas New York, NY 10019 Telephone: (212) 999-5800

CALCULATION OF FILING FEE

Transaction Valuation*	Amount Of Filing Fee**
$101,265,456.24	$11,605.03

*	Estimated for purposes of calculating the amount of the filing fee only. This calculation assumes the purchase of 37,785,618 shares of common stock, par value $0.01 per share (“Shares”), of Ramtron International Corporation at the offer price of $2.68 per Share. Based upon information contained in Ramtron International Corporation’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 4, 2012, there were (i) 35,326,202 Shares outstanding as of May 2, 2012, (ii) 3,957,000 Shares issuable pursuant to stock options outstanding on March 31, 2012 and (iii) 170,000 Shares issuable pursuant to restricted stock units outstanding on March 31, 2012. This calculation (i) assumes that all shares of restricted stock granted as of March 31, 2012 were issued and outstanding on that date and (ii) excludes 1,667,584 Shares beneficially owned by Cypress Semiconductor Corporation.
**	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, by multiplying the transaction value by 0.0001146.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and date of its filing.

Amount Previously Paid: $11,605.03	Filing Party: Cypress Semiconductor Corporation
Form or Registration No.: Schedule TO	Date Filed: June 21, 2012

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 5 to Tender Offer Statement on Schedule TO amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on June 21, 2012 (together with any amendments and supplements thereto, the “Schedule TO”) by Cypress Semiconductor Corporation, a Delaware corporation (“Cypress”), and Rain Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of Cypress (“Purchaser”). The Schedule TO relates to the offer by Purchaser to purchase all outstanding shares of common stock, par value $0.01 per share (together with the associated preferred stock purchase rights), of Ramtron International Corporation, a Delaware corporation, at $2.68 per share, net to the seller in cash (less any applicable withholding taxes and without interest), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 21, 2012 (together with any amendments and supplements thereto, the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with any amendments and supplements thereto, collectively constitute the “Offer”).

Capitalized terms used but not otherwise defined have the meaning given to them in the Offer to Purchase.

Items 1 and 4.

The Offer to Purchase and Items 1 and 4 of the Schedule TO, to the extent that such items incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented as follows:

The Expiration Date of the Offer is extended to 5:00 p.m., New York City time, on August 24, 2012, unless further extended. As of 5:00 p.m., New York City time, on August 17, 2012, 2,673,853 Shares (including 164,984 Shares subject to guarantees of delivery) had been tendered and not withdrawn pursuant to the Offer. This amount does not include any Shares beneficially owned by Cypress. The full text of the press release issued by Cypress announcing the extension of the Offer is filed as Exhibit (a)(5)(E) hereto and is incorporated herein by reference.

Item 5.

The Offer to Purchase is hereby amended by adding the following after the last paragraph of the section captioned “The Offer—Section 11—Background of the Offer” on page 23 of the Offer to Purchase:

On August 6, 2012, representatives of Greenhill called representatives of Needham to discuss, among other items, the status of the Offer. During this discussion, a representative of Greenhill reiterated that Cypress does not require access to Ramtron’s confidential information in order to complete its acquisition of Ramtron.

On August 14, 2012, representatives of Needham spoke with representatives of Greenhill about, among other items, the status of Ramtron’s process of exploring strategic alternatives.

On August 15, 2012, representatives of Greenhill spoke with representatives of Needham, and representatives of WSGR spoke with a representative of S&S. These discussions principally focused on ways in which Needham and Greenhill could commence substantive discussions. Representatives of Greenhill and WSGR indicated that Cypress was prepared to sign the confidentiality agreement in the form previously provided by Cypress in advance of these discussions, and was also willing to allow these discussions to occur without a confidentiality agreement.

On August 16, 2012, a representative of Needham communicated to a representative of Greenhill that the board of directors of Ramtron had authorized Needham to have a general discussion with Greenhill without Cypress signing a confidentiality agreement.

On August 18, 2012, representatives of Greenhill spoke with representatives of Needham about the process for the discussions between Needham and Greenhill.

On August 19, 2012, representatives of Greenhill spoke with representatives of Needham about general valuation methods based on publicly-available information.

Item 12.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following text thereto:

(a)(5)(E)	Text of Press Release Issued by Cypress dated August 20, 2012.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 20, 2012

CYPRESS SEMICONDUCTOR CORPORATION

By:	/s/ BRAD W. BUSS
	Name:	Brad W. Buss
	Title:	Executive Vice President, Finance and Administration and Chief Financial Officer

RAIN ACQUISITION CORP.

By:	/s/ BRAD W. BUSS
	Name:	Brad W. Buss
	Title:	Secretary

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase dated June 21, 2012.*

(a)(1)(B)	Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).*

(a)(1)(C)	Form of Notice of Guaranteed Delivery.*

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(F)	Form of Summary Advertisement dated June 21, 2012.*

(a)(5)(A)	Text of Press Release Issued by Cypress dated June 12, 2012. (1)

(a)(5)(B)	Text of Press Release Issued by Cypress dated June 21, 2012.*

(a)(5)(C)	Text of Press Release Issued by Cypress dated July 20, 2012.*

(a)(5)(D)	Text of Press Release Issued by Cypress dated August 6, 2012.*

(a)(5)(E)	Text of Press Release Issued by Cypress dated August 20, 2012.

(b)	Not applicable.

(d)	Not applicable.

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed.
(1)	Incorporated by reference to the Schedule TO-C filed by Cypress on June 12, 2012.